1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS
Partner

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

October 6, 2015

Ken Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:                             Morgan Stanley Variable Investment Series (File Nos. 2-82510; 811-3692)

Morgan Stanley Select Dimensions Investment Series (File Nos. 033-54047; 811-07185)

Dear Mr. Ellington:

Thank you for your telephonic comments regarding the annual reports to shareholders for Morgan Stanley Variable Investment Series (“VIS”) and Morgan Stanley Select Dimensions Investment Series (“SD” and together with VIS, the “Funds”) , as contained in the Funds’ Form N-CSRs filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2015.  Below, we describe the changes to be made to the Funds’ periodic filings on a going forward basis in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested.

Comment 1.                            Series/Class Identifiers: Please review each Fund’s list of series/class identifiers to confirm whether all of the series/classes marked as active are still active.

Response 1.                 The Funds’ series/class identifiers have been reviewed and, as appropriate, adjusted to ensure that only the currently active series/classes of the Funds are marked as active.

Comment 2.                            Form N-Q Filings: Consistent with the requirements of Note 8 to Regulation S-X, Article 12, Rule 12-12, in future Form N-Q filings, please add a footnote stating the (i) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost; (ii) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

cost over value; (iii) the net unrealized appreciation or depreciation; and (iv) the aggregate cost of securities for Federal income tax purposes.

Response 2.                 The disclosure will be revised accordingly in future filings.

Comment 3.                      Significant Sector Investments:  The following portfolios have disclosed significant investments in the sectors noted below as of their most recent year end.  Please add disclosure describing the significant sector investment in the principal investment strategies and principal risk sections of the relevant prospectus.

SD—Mid Cap Growth Portfolio (38.8% in Information Technology)

VIS—Limited Duration (32.2% in Finance)

VIS—Income Plus (38.0% in Finance)

VIS—Multi Cap Growth (52.7% in Information Technology)

Response 3.                 The Funds will consider the Staff’s comment, and whether additional strategy and/or risk disclosure is appropriate, in connection with the next annual update of the Funds’ respective registration statements.

Comment 4.                            Statement of Operations (VIS—Multi Cap Growth Portfolio): The VIS—Multi Cap Growth Portfolio reported “Other” expenses as a negative ($49,382).  Please provide an explanation as to why “Other” expenses are negative.

Response 4.                 Due to a reorganization that occurred on April 29, 2013 pursuant to which the VIS — Multi Cap Growth Portfolio acquired the net assets of the VIS — Aggressive Equity Portfolio (the “Reorganization”), the VIS — Multi Cap Growth Portfolio had accrued estimated Reorganization expenses.  Such estimated expenses were greater than the actual expenses incurred by the VIS — Multi Cap Growth Portfolio, and therefore, such expenses were relieved.  This resulted in negative other expenses in the VIS — Multi Cap Growth Portfolio’s Statement of Operations for the year ended December 31, 2014.  Going forward, such disclosure, if applicable, will be included on a separate line item within the Statement of Operations.

Comment 5.                            Financial Highlights (VIS—Multi Cap Growth Portfolio):  Please provide an explanation for why the expense ratios disclosed in the financial highlights (0.54% for Class X shares and 0.79% for Class Y shares) do not match the expense ratios in the prospectus which were 0.57% (Class X) and 0.82% (Class Y).

Response 5.                 The expense ratios disclosed in the financial highlights do not match the expense ratios in the prospectuses due to the write off of the estimated Reorganization expenses (please refer to Response 4).

Comment 6.                      Notes to Financial Statements (VIS—Money Market Portfolio, VIS—European Equity Portfolio and SD—Money Market Portfolio): Each of  VIS—Money Market Portfolio VIS—European Equity Portfolio and SD—Money Market Portfolio had fee waivers and/or expense reimbursements.  Please disclose the terms of the fee waiver agreements for all three portfolios.  Are any subject to recoupment?  If so, please ensure the terms of the recoupment are disclosed in the notes and that the recoupment is limited to a three year period.

Response 6.            The terms of the fee waiver and/or expense reimbursement are memorialized in resolutions adopted by the Funds’ Boards of Trustees.  The provisions of the fee waiver and/or expense reimbursement are set forth in the relevant shareholder report (i.e., the fee waivers and/or expense reimbursements will continue for at least one year or until such time that the Trustees act to discontinue all or a portion of such waivers and/or reimbursements when they deem such action is appropriate.)  We hereby confirm that the Funds’ adviser will not recoup fees waived in prior years.

Comment 7.                            Fee Tables (VIS—Money Market Portfolio, VIS—European Equity Portfolio and SD—Money Market Portfolio):  The fee tables appear to include the waiver and/or expense reimbursement in the hypothetical expense example for all ten years.  The fee table should only reflect the contractually guaranteed time.  Please confirm the expiration of the waiver agreement.  If the contractual agreement expires in less than 10 years, please explain how you will remedy the situation if the information currently in the fee table is misleading to shareholders.

Response 7.                 We hereby confirm that expense examples will reflect fee waivers in a manner consistent with the Staff’s view on a going forward basis, beginning with the Funds’ next annual updates in April 2016, that expense waivers/caps will only be reflected for the one-year period of the example where the waiver/cap may only be in place for one-year.

In addition, we are authorized by our client to acknowledge the following on the Funds’ behalf:

•                                          the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Daniel E. Burton